ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-202524

March 31, 2017

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HSBC Vantage5 Index

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# HSBC Vantage5 Index

The HSBC Vantage5 Index is designed to balance a strategic combination of US and Emerging Market Equities, Bonds, Real Assets, an Inflation ETF, and Cash to deliver overall market growth potential in a low volatility index. The Index aims to achieve above average returns while guarding against a degree of losses during market downturns.

## HSBC Vantage5 In Brief



### The Index

The HSBC Vantage5 Index utilizes the investment concept of Modern Portfolio Theory and the related investment principle of Efficient Frontier in an attempt to maximize investment returns for a given level of market risk.



### Target 5%

The Index methodology is based on allocations from a basket of 13 ETFs and Cash to achieve a volatility target of 5%. The Index limits exposure to defined levels on both the ETFs and the Asset Classes to avoid an overconcentration in any single asset.



### Maintain & Capture

The HSBC Vantage5 Index uses a rules-based methodology to capture performance and maximize returns. Each month, the Index composition is made up of a portfolio of investment constituents based on both 3 month and 6 month historical returns to capture both long and short term market momentum.

## Strategy Section

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# Achieving Balance

HSBC Vantage5 strategic allocation across multiple assets, and the option to invest up to 50% of the basket in cash, enables stability in turbulent markets.

## HSBC Vantage5 Index Components & Caps

| Asset Class | EFT Name | EFT Ticker | ETF Cap | Asset Class Cap |
|---|---|---|---|---|
| Developed Equities | SPDR S&P 500® ETF | SPY | 40% | 60% |
| | iShares® Russell 2000 ETF | IWM | 20% | |
| | PowerShares S&P 500 Low Volatility Portfolio | SPLV | 20% | |
| | PowerShares QQQ | QQQ | 20% | |
| | iShares® MSCI EAFE Index ETF | EFA | 20% | |
| Developed Bonds | iShares® 20+ Year Treasury Bond ETF | TLT | 40% | 80% |
| | iShares® iBoxx Investment Grade Corporate Bond ETF | LQD | 40% | |
| | iShares® iBoxx High Yield Corporate Bond ETF | HYG | 15% | |
| Emerging Markets | iShares® MSCI Emerging Markets ETF | EEM | 20% | 30% |
| | iShares® JP Morgan USD Emerging Markets Bond ETF | EMB | 10% | |
| Real Assets | iShares® US Real Estate ETF | IYR | 20% | 30% |
| | SPDR® Gold Shares | GLD | 20% | |
| Inflation | iShares® TIPS Bond ETF | TIP | 10% | 10% |
| Cash | Cash – ICE LIBOR USD 3 Month | | 50% | 50% |

## Strategy Section - Continued

# HSBC Vantage5 Hypothetical Weightings

HSBC Vantage5 Index is designed to dynamically adapt to different market conditions. In volatile market conditions, the Index is designed to allocate its investments in lower volatility ETFs and Cash. The chart is an example of the Index's ETF allocation from August 2011 to February 2017.



HSBC Vantage5 Index Hypothetical Weightings
100%
90%
80%
70%
60%
50%
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10%
0%
Aug 2011
2012
2013
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Cash
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation

The chart above sets forth the hypothetical Index Constituents allocation within Monthly Reference Portfolios (as defined herein) form July 28, 2011 through February 28, 2017, calculated by the Index Owner. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The chart below was calculated using the same selection criteria and methodology as is employed to select Monthly Reference Portfolios for purposes of calculating the Index return since its inception on March 15, 2017. However, the hypothetical back-tested Index Constituents allocation within Monthly Reference Portfolios prior to March 15, 2017 only reflects the application of that selection methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017.

**Click here for information regarding use of simulated returns**

Strategy Section - Continued

# Market Adaptation - momentum capture

Observing both bearish and bullish periods in the US Equity markets, the Index would have reallocated among asset classes to capture the better performing ETFs within the required 5% volatility target.

During bearish periods, the average monthly asset allocation would have shifted to a heavier weighting in Cash and Bonds. Conversely, during bullish periods, the average monthly asset allocation would have experienced a greater shift toward equities.

Due to this principle of dynamic reweighting, the outcomes observed would have generally been smoother historical price performance with fewer draw-downs when compared to market benchmarks such as the S&P 500.



Cash
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation
Bearish Period - September to November 2015
Bullish Period - May to July 2016
220
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80
Aug 2011
2012
2013
2014
2015
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2017
HSBC Vantage5 Index
S&P 500 Index Total Return Excess Return

The graph above sets forth the hypothetical back-tested performance of the Index from August 1, 2011 through February 28, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

**Click here for information regarding use of simulated returns**

# Hypothetical Volatility

The graph below reflects the hypothetical annualized rolling 252 day volatility*



10%
9%
8%
7%
6%
5%
4%
3%
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1%
0%
Aug 2011
2012
2013
2014
2015
2016
2017
HSBC Vantage5 Index

*252 days represents the number of full business days in a calendar year, used when calculating one-year volatility.

The graph above sets forth the hypothetical back-tested performance of the Index from August 1, 2011 through February 28, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical back tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

**Click here for information regarding use of simulated returns**

## Performance Section

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# HSBC Vantage5 Key Drivers



### Equity Universe

The HSBC Vantage5 Index utilizes equity ETF underlyings such as PowerShares QQQ and PowerShares S&P 500 Low Volatility Portfolio (SPLV) to potentially enhance equity returns.



### Higher Equity Allocation

HSBC Vantage5 Index provides a greater maximum allocation to developed and emerging market equities (80%) compared to several other target volatility strategies. This may increase the potential for equity outperformance.



### No Intra-Month Volatility Cap

The HSBC Vantage5 Index does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.

The HSBC Vantage5 Index as illustrated below demonstrates steady returns since its establishment in August of 2011. The dynamic reallocation across assets, along with a 5% volatility cap, attempts to mitigate the risk associated with inter-month excessive volatility.



150
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Aug 2011
2012
2013
2014
2015
2016
2017

# HSBC Vantage5 Performance

| HSBC Vantage5 Index | |
|---|---|
| 3Y Annualized Return | 4.6% |
| 5Y Annualized Return | 4.8% |
| Annualized Return | 5.7% |
| Annualized Volatility | 5.9% |
| Sharpe Ratio | 0.96 |
| Max Drawdown | -9.2% |

Data from Aug '11 to Feb '17 Source Bloomberg

The graph above sets forth the hypothetical back tested performance of the Index from August 1, 2011 through February 28, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical back tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

**Click here for information regarding use of simulated returns**

# Index Administrator / Index Calculation Agent

Calculation & Benchmark Administration by

**S&P Dow Jones Indices**

S&P Dow Jones has been selected as the exclusive Calculation Agent and Index Administrator for the HSBC Vantage5 Index. The selection of S&P Dow Jones Indices is based on the firm's experience, expertise and its reputation as one of the industries benchmark index providers.

As Calculation Agent and Index Administrator, S&P Dow Jones Indices is responsible for:

- The integrity of the historical data
- Ensuring consistency in the Index methodology and calculation
- Dissemination of Index information and performance
- Independently managing corporate actions in an unbiased and fair manner

# HSBC Vantage5 Current Market Data

For the latest information on the HSBC Vantage5 Index, visit the index feed page **>>Click here**

Market Section

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# HSBC Vantage5 Index Comparison



125
120
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105
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95
HSBC Vantage5 (HSIEVSUE)
Goldman Sachs Momentum Builder® (GSMBMA5)
JPMorgan Efficiente Index (EEJPUS5E)
2013
2014
2015
2016
2017

The graph above sets forth the hypothetical backtested performance of the Index from January 1, 2013 through February 28, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical backtested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical backtested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical backtested Index data, all of which can effect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

**Click here for information regarding use of simulated returns**

Certain key features of the HSBC Vantage5 Index have enabled it to outperform other similar multi-asset indices for several years. Greater concentration limits on equity exposure coupled with the ability to exceed its target volatility, but on an intra-month basis only, has lent itself to outperformance compared to other similar indexes.

| | HSBC Vantage5 Index | S&P 500® Index | S&P 500® Index Total Return Excess Return |
|---|---|---|---|
| 3Y Annualized Return | 4.10% | 6.60% | 8.40% |
| 5Y Annualized Return | 4.50% | 12.21% | 14.19% |
| Annualized Volatility | 6.06% | 20.95% | 20.96% |
| Sharpe Ratio | 0.86 | 0.22 | 0.27 |
| Max Drawdown | -10.15% | -56.78% | -57.17% |

The table above sets forth the hypothetical back-tested performance of the Index from August 1, 2011 through February 28, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical backtested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical backtested Index data, all of which can effect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

**Click here for information regarding use of simulated returns**

## Next Steps Section



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Risks to the Index
Terms and Conditions of Use
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Disclaimer
© Copyright. HSBC Bank plc 2017. All rights reserved.
The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance, which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.
HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.
HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.
HSBC Vantage5 Index (the "Index") is the exclusive property of HSBC Bank plc and its affiliates, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively "S&P Dow Jones Indices"). "Calculated by S&P Custom Indices" and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc and its affiliates. S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.
S&P Dow Jones Indices does not make any representation or warranty, express or implied, to any member of the public regarding the advisability of the ability of the Index to track ETF performance. S&P Dow Jones Indices' only relationship to HSBC Bank plc with respect to the Index is the licensing of certain trademarks, service marks and trade names of S&P Dow Jones Indices and for the provision of administration, calculation and maintenance services related to the Index. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation of S&P Dow Jones Indices to buy, sell, or hold such security nor is it investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC BANK PLC OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ITS TRADEMARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.
The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the "Index Owner"), nor S&P Dow Jones Indices or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index.
The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a fiduciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specified, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be final, conclusive and binding. The term "manifest error" as used herein shall mean an error that is plain and obvious and can be identified from the results of the calculation or determination itself without recourse to any underlying data.
The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.
Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages.

Risks pop-up Section



# Risks relating to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

**S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.**

The Index is calculated by the S&P Dow Jones Indices LLC (the "Index Calculation Agent"). The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event . Although S&P, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which S&P is responsible could have an impact, positive or negative, on the level of the Index. S&P may also amend the rules governing the Index in certain circumstances.

Judgments, policies and determinations concerning the Index are made by S&P. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by S&P of the ETFs, or any of the securities, commodities or futures contracts underlying the ETFs.

**The Index comprises notional assets.**

The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index.

**The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.**

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

**The Index has a limited operating history and may perform in unanticipated ways.**

The Index was established on March 15, 2017 and therefore has a limited operating history. Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the ETFs that comprise the Index (including proxies for those ETFs when applicable). Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may give more preference towards ETFs or indices that have performed well in the past. Past performance should not be considered indicative of future performance.